ONDAS HOLDINGS INC.

165 Gibraltar Court

Sunnyvale, California 94089

December 11, 2019

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Ondas Holdings Inc.
Registration Statement on Form S-3
File No. 333-235373

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Ondas Holdings Inc. hereby requests that its Registration Statement on Form S-3 (File No. 333-235373) filed with the Securities and Exchange Commission (the “Commission”) on December 5, 2019 be declared effective by the Commission at 4:00 p.m. Eastern Time on Thursday, December 12, 2019, or as soon thereafter as practical.

Please call Michael Francis or Christina Russo at Akerman LLP at (305) 982-5581 or (305) 982-5531 as soon as the Registration Statement has been declared effective.

Thank you for your assistance.

Sincerely,

/s/ Eric A. Brock

Eric A. Brock
Chief Executive Officer